Mail Stop 3561

May 13, 2008

Mr. Sajid Kapadia
Chief Executive Officer
SK3 Group, Inc.
500 Mamaroneck Avenue
Harrison, New York 10528

      Re: SK3 Group, Inc.
               Item 4.01 Form 8-K
               Filed May 8, 2008
               File No. 000-30919

Dear Mr. Kapadia:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                Sincerely,

                                Ta Tanisha Meadows
                                Staff Accountant